Filed pursuant to Rule 424(b)(3)
File No. 333-263434
File No. 333-263448
File No. 333-263438
File No. 333-263450
TEUCRIUM CORN FUND
TEUCRIUM SOYBEAN FUND
TEUCRIUM SUGAR FUND
TEUCRIUM AGRICULTURAL FUND

Supplement dated May 20, 2022
to
Prospectuses dated April 7, 2022

This supplement updates the prospectuses of the Teucrium Corn Fund, Teucrium Sugar Fund, Teucrium Soybean Fund, and Teucrium Agricultural Fund (each, a “Fund,” and together, the “Funds”), with the following information. It should be read in its entirety and kept together with your prospectus for future reference. Capitalized terms and certain other terms used in this supplement, unless otherwise defined in this supplement, have the meanings assigned to them in the applicable prospectus.

1.
Effectively immediately, the disclosure in the “Risks Associated with Investing Directly or Indirectly in the Fund” section of the Prospectus is supplemented to include the following:

RISKS OF GOVERNMENT REGULATION

The Financial Industry Regulatory Authority (“FINRA”) issued a notice on March 8, 2022 seeking comment on measures that could prevent or restrict investors from buying a broad range of public securities and products designated as “complex products” – which could include each Exchange Traded Product offered by the Sponsor. The ultimate impact, if any, of these measures remain unclear. However, if regulations are adopted, they could, among other things, prevent or restrict investors’ ability to buy the Fund.

2.
Legal Matters. The Funds have updated the following matters under the headed “Legal Matters.”

Litigation and Claims

            On November 30, 2020, certain officers and members of Teucrium Trading, LLC (the “Sponsor”), along with the Sponsor, filed a Verified Complaint (as amended through the Amended Verified Complaint filed on February 18, 2021) (the “Gilbertie complaint”) in the Delaware Court of Chancery, C.A. No. 2020-1018-AGB. The Gilbertie complaint asserts various claims against Dale Riker, the Sponsor’s former Chief Executive Officer and Barbara Riker, the Sponsor’s former Chief Financial Officer and Chief Compliance Officer. Sal Gilbertie v. Dale Riker, et al., C.A. No. 2020-1018-AGB (Del. Ch.) (the “Gilbertie case”).

            Among other things, the Gilbertie complaint responded to and addressed certain allegations that Mr. Riker had made in a draft complaint that he threatened to file (and subsequently did file) in New York Supreme Court. See Dale Riker v. Sal Gilbertie, et al., No. 656794-2020 (N.Y. Sup. Ct.). On April 22, 2021, the Supreme Court of the State of New York, New York County dismissed Mr. Riker’s case without prejudice to the case being refiled after the conclusion of the Gilbertie case in Delaware Chancery Court. See Dale Riker, et al. v. Teucrium Trading, LLC et al, Decision + Order on Motions, No. 6567943-2020 (N.Y. Sup. Ct) (Apr. 22, 2021).

            The Gilbertie complaint asserts claims for a declaration concerning the effects of the final order and judgment in an earlier books and records action; for a declaration concerning Mr. Riker’s allegation that Mr. Gilbertie had entered into an agreement to purchase Mr. Riker’s equity in the Sponsor; for an order compelling the return of property from Mr. Riker; for a declaration concerning Mr. Riker’s allegations that the Sponsor and certain of the plaintiffs had improperly removed him as an officer and caused purportedly false financial information to be published; for breach of Ms. Riker’s separation agreement with the Sponsor; for tortious interference by Mr. Riker with Ms. Riker’s separation agreement; for a declaration concerning the releases that had been provided to Ms. Riker through her separation agreement; for breach of the Sponsor’s Operating Agreement by Mr. Riker; and for breach of fiduciary duty by Mr. Riker. The claims for declaratory relief and for return of property have since been dismissed.

            On June 28, 2021, Dale Riker, individually and derivatively on behalf of the Sponsor, filed a new suit in the Court of Chancery of the State of Delaware against the Sponsor’s officers and certain of the Sponsor’s Class A Members. See Dale Riker v. Salvatore Gilbertie et al., C.A. No. 2021-0561-LWW. (the “Riker case”). The Court ordered Mr. Riker’s newly filed Delaware action consolidated with the Gilbertie case. As a result, on September 7, 2021, Dale Riker and Barbara Riker filed their answers to the Gilbertie complaint, and the claims in the Riker case were re-filed as counterclaims in the Gilbertie case, along with claims by Barbara Riker, which accompanied the Rikers’ answers. The now-consolidated Gilbertie case and the Riker case is captioned Sal Gilbertie, Cory Mullen-Rusin, Steve Kahler, Carl Miller III, and Teucrium Trading LLC v. Dale Riker and Barbara Riker, C.A. No. 2020-1018-LWW.

            Through their counterclaims, the Rikers asserted direct and derivative claims for breach of fiduciary duty, breach of contract, declaratory relief, specific performance, unjust enrichment, fraud, and conspiracy to commit fraud. The Sponsor and the individual plaintiffs/counterclaim-defendants moved to dismiss the Rikers’ claims.

On April 6, 2022, the Court announced its decision on the motion to dismiss in an oral ruling, which was subsequently implemented in a written order dated April 18, 2022. The Court dismissed all of the Rikers’ counterclaims, except for a portion of one count alleging breach of contract against Messrs. Gilbertie and Miller. All of the dismissals were with prejudice, with the exception of the dismissal of Mr. Riker’s claim against Mr. Gilbertie that sought specific performance of an alleged agreement for Mr. Gilbertie to purchase Mr. Riker’s equity in the Company. The Court dismissed that claim without prejudice. On April 25, 2022, Mr. Riker filed a motion for reconsideration of the Court’s dismissal of his derivative claims for breach of contract against Mr. Gilbertie and for unjust enrichment against Mr. Gilbertie, Mr. Miller, Mr. Kahler, and Ms. Mullen-Rusin, both of which concern the Company’s advancement of legal fees on behalf of those individuals. On May 11, 2022, the Court denied Mr. Riker’s motion for reconsideration. On May 2, 2022, the Rikers filed an amended counterclaim, which reasserted the claim against Mr. Gilbertie that the Court had dismissed without prejudice.

The Sponsor intends to pursue its claims and defend vigorously against the Rikers’ counterclaims in Delaware.

Except as described above, within the past 10 years of the date of this prospectus, there have been no material administrative, civil or criminal actions against the Sponsor, the Trust or the Fund, or any principal or affiliate of any of them. This includes any actions pending, on appeal, concluded, threatened, or otherwise known to them.

3.
Clearing Brokers. The litigation disclosure in this section of the prospectus related to the FCM Division of INTL FCStone Financial Inc. is replaced in its entirety with the following:

Litigation disclosure for the FCM Division of INTL FCStone Financial Inc.

Below is a list of material, administrative, civil, enforcement, or criminal complaints or actions filed against StoneX Financial Inc. – FCM (f/k/a INTL FCStone Financial Inc. - FCM Division) that are outstanding, and any enforcement actions or complaints filed against the StoneX Financial Inc. - FCM Division in the past five years which meet the materiality thresholds in CTFC regulations 4.24.(l) and 4.34(k).

On November 14, 2017, INTL FCStone Financial Inc., without admission or denial or liability, entered into a settlement with the Commodity Futures Trading Commission (“CFTC”). The CFTC found that INTL FCStone Financial Inc. failed to have adequate compliance controls to identify trades improperly designated as EFRPs. According to the CFTC Order, the firm failed to determine that the EFPs at issue had the necessary corresponding and related cash or OTC derivative position required for EFRPs. The CFTC Order also found that the firm failed to ensure that the EFPs at issue were documented properly. Finally, the firm failed to ensure that its employees involved in the execution, handling, and processing of EFRPs understood the requirements for executing, handing, and processing valid EFRPs. INTL FCStone Financial Inc., and its affiliate FCStone Merchant Services, jointly paid a $280,000 civil monetary penalty to the CFTC.

After a historic move in the natural gas market in November of 2018, INTL FCStone Financial Inc. – FCM Division (“IFF”) experienced a number of customer deficits. IFF soon thereafter initiated NFA arbitrations, seeking to collect these debits, and has also been countersued and sued in a number of these arbitrations. These accounts were managed by Optionsellers.com, (“Optionsellers”) who is a Commodity Trading Advisor (“CTA”) authorized by investors to act as attorney-in-fact with exclusive trading authority over these investors’ trading accounts. These accounts cleared through IFF. After this significant and historic natural gas market movement, the accounts declined below required maintenance margin levels. IFF’s role in managing the accounts was limited. As a clearing firm, IFF did not provide any investment advice, trading advice, or recommendations to customers of Optionsellers who chose to clear with IFF. Instead, it simply executed and cleared trades placed by Optionsellers on behalf of Optionsellers’ customers. Optionsellers is a CFTC registered CTA operating under a CFTC Rule 4.7 exemption from registration. Optionsellers engaged in a strategy that primarily involved selling options on futures products. The arbitrations between IFF, Optionsellers, and the Optionsellers customers are currently ongoing.

4.
Contractual Fees and Compensation Arrangements with the Sponsor and Third-Party Service Providers. The disclosure in the table in this section of the prospectus relating to Futures Commission Merchants and Clearing Brokers is replaced in its entirety for each Fund and in the case of TAGS, the Underlying Funds with the following:

Service Provider	Compensation Paid by the Fund
E D & F Man Capital Markets, Inc., Futures Commission Merchant and Clearing Broker StoneX Financial Inc., Futures Commission Merchant and Clearing Broker
$5.50 per Futures Contract half-turn

$1.25 per Futures Contract half-turn exclusive of pass through fees for the exchange and NFA. Additionally, if the monthly commissions paid do not equal or exceed 20% return on the StoneX Capital Requirement at 9.6% of Exchange Maintenance Margin, the Fund will pay a true up to meet that return at the end of each month.

5.
As described throughout the prospectus, in connection with orders to create and redeem baskets, Authorized Purchasers will pay a transaction fee in the amount of $300 per order, which previously was $250.